FINANCIAL REVIEW

First Quarter Ended March 31, 2009

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 (An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2009.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2009	2008

ASSETS
CURRENT
Cash and cash equivalents	$ 548,421	$ 772,989
Marketable securities (Note 6)	1,365,159	1,486,139
Advances and other receivables (Note 9)	153,987	96,683
GST receivable	6,202	10,399
Due from related parties (Note 9)	103,393	168,877
Prepaid expenses and deposits	72,377	60,697
	2,249,539	2,595,784

LONG-TERM DEPOSITS	22,063	22,063
VAT RECOVERABLE	40,400	39,945
PROPERTY & EQUIPMENT (Note 7)	239,315	245,559
MINERAL PROPERTIES (Note 8)	14,099,860	13,874,003

	$ 16,651,177	$ 16,777,354

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 9)	$ 224,391	$ 227,480
FUTURE INCOME TAX LIABILITY	886,000	886,000
	1,110,391	1,113,480

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 10)	42,587,194	42,587,194
CONTRIBUTED SURPLUS	4,329,806	4,329,806
DEFICIT	(31,344,595)	(31,209,395)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 13)	(31,619)	(43,731)
	15,540,786	15,663,874

	$ 16,651,177	$ 16,777,354

Nature of operations and ability to continue as a going concern (Note 1)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                                       , Director

     “Mario Szotlender”                         , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

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RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Three Month Period Ended March 31,
	2009	2008

EXPENSES
Amortization	$ 17,888	$ 14,714
Consulting fees (Note 9)	35,724	19,937
Legal and accounting fees	-	10,790
Management fees & salaries (Note 9)	15,000	15,000
Office and miscellaneous	18,308	18,214
Public relations	6,246	23,457
Rent and utilities	5,963	13,593
Repair and maintenance	2,541	5,809
Salaries and wages (Note 9)	50,175	74,548
Telephone and fax	3,378	4,927
Transfer agent and regulatory fees	6,072	8,059
Travel and accommodation	10,073	59,001
	(171,368)	(268,049)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	10,741	(34,139)
Gain on disposal of property and equipment	-	2,750
Gain on sale of marketable securities	7,859	-
Investment income (net)	17,568	37,753
Other income	-	45
	36,168	6,409

Net loss for the period	(135,200)	(261,640)

Deficit, beginning of the period	(31,209,395)	(25,045,176)

Deficit, end of the period	$ (31,344,595)	$(25,306,816)

BASIC AND DILUTED LOSS PER SHARE	$(0.003)	$(0.005)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,548,488	53,548,488

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Three Month Period Ended March 31,
	2009	2008

NET LOSS	$ (135,200)	$ (261,640)

Other comprehensive income, net of tax
Unrealized gain on available-for-sale marketable securities	12,112	53,375

COMPREHENSIVE LOSS	$ (123,088)	$ (208,265)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Three Month Period Ended March 31,
	2009	2008

Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$ (135,200)	$ (261,640)
Items not involving cash:
Amortization	17,888	14,714
Gain from disposal of asset	-	(2,750)
	(117,312)	(249,676)
Changes in non-cash working capital items:
Advances and other receivables	(57,304)	(106,630)
GST receivable	4,197	12,010
Prepaid expenses	(11,680)	4,546
Accounts payable and accrued liabilities	(3,089)	12,966
	(185,188)	(326,784)

INVESTING ACTIVITIES
Marketable securities	133,092	(24,681)
Due from related parties	65,484	11,083
Expenditures on deferred exploration costs	(225,857)	(975,952)
VAT recoverable	(455)	-
Proceeds from sale of assets	-	10,204
Purchase of property & equipment	(11,644)	(97,825)
	(39,380)	(1,077,171)

DECREASE IN CASH AND CASH EQUIVALENTS	(224,568)	(1,403,955)

Cash and cash equivalents - beginning of period	772,989	2,378,514

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 548,421	$ 974,559

Non-cash Transactions – Note 11

See Accompanying Notes

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico		Peru	Period Ended		Year Ended
	General	Mineral	General	Mineral	General	Mineral	General	Mineral	March 31,	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	2009	2008
ACQUISITION COSTS
BALANCE - BEGINNING OF PERIOD	$ -	$4,142,864	$ -	$ 82,482	$ -	$ -	$ -	$ 210,566	$ 4,435,912	$ 4,549,042

Cash	-	-	-	-	-	-	-	62,059	62,059	36,817
	-	-	-	-	-	-	-	62,059	62,059	36,817
Write-off Acquisition Costs	-	-	-	-	-	-	-	-	-	(149,947)

BALANCE - END OF PERIOD	-	4,142,864	-	82,482	-	-	-	272,625	4,497,971	4,435,912
DEFERRED EXPLORATION COSTS

BALANCE - BEGINNING OF PERIOD	$ -	$ 5,133,547	$ -	$ 3,814,468	$ -	$ 203,977	$ -	$ 286,099	$ 9,438,091	$ 11,373,988

Property Payment/Investigation	-	-	-	-	-	-	-	-	-	4,621
Automobile	-	-	281	92	130	-	-	-	503	164,677
Camp, food and supplies	172	-	-	6,823	-	-	-	-	6,995	148,131
Drafting, maps and printing	-	-	-	144	-	-	-	-	144	10,830
Drilling	-	-	-	-	-	-	-	-	-	416,555
Exploration administration	-	-	-	941	-	-	-	-	942	38,479
Foreign Exchange	-	-	-	244	83	-	-	-	327	3,118
Environment	-	-	-	22	-	-	-	-	22	47,462
Geochemistry	-	-	-	764	-	-	-	-	764	272,418
Geological consulting (Note 9)	-	-	1,121	32,374	2,876	-	16,719	-	53,090	876,604
Other consulting	-	-	-	4,054	-	-	-	-	4,054	184,552
Legal and accounting	4,108	-	-	4,260	2,862	-	-	-	11,230	124,042
Licences, rights and taxes	-	-	-	48,674	7	5,565	-	-	54,246	322,920
Linecutting & trenching	-	-	-	60	-	-	-	-	60	48,361
Materials	-	-	-	86	-	-	-	-	86	58,.062
Maintenance	-	-	-	312	-	-	-	-	312	40,693
Miscellaneous	411	-	-	488	-	-	-	-	899	8,030
Medical expenses	1,196	295	797	356	1,145	-	-	-	3,689	31,452
Public relations	235	-	-	57	-	-	-	-	292	178,625
Road building	-	-	-	-	-	-	-	-	-	15,808
Rent and utilities	1,811	-	-	4,246	-	-	-	-	6,057	89,394
Rental equipment	-	-	-	-	-	-	-	-	-	2,909
Salaries and wages	8,549	6,114	3,264	3,651	3,030	-	3,030	-	27,638	364,467
Shipping	28	-	108	967	93	-	-	-	1,196	36,227
Telephone and communications	-	-	141	2,334	156	-	-	-	2,631	45,464
Travel and accommodation	2,521	-	224	2,546	-	-	-	-	5,291	121,330
	19,031	6,409	5,936	113,395	10,382	5,565	19,749	-	180,468	3,655,231
Expenditures Recovered	-	-	-	(16,670)	-	-	-	-	(16,670)	-
Write-off Exploration Costs	-	-	-	-	-	-	-	-	-	(5,591,128)

BALANCE - END OF PERIOD	19,031	5,139,956	5,936	3,911,193	10,382	209,542	19,749	286,099	9,601,889	9,438,091

TOTAL MINERAL PROPERTIES - END OF PERIOD	$ 19,031	$ 9,282,820	$ 5,936	$ 3,993,675	$ 10,382	$ 209,542	$ 19,749	$ 558,724	$ 14,099,860	$ 13,874,003

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $31,344,595 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

2.

Basis of Presentation

Management has prepared the period ending March 31, 2009 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included for the year ended December 31, 2008. These interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the significant accounting policies summarized below.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

Basis of Presentation – (cont’d)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Change in Accounting Policies

Goodwill and Intangible Assets

Effective for interim and annual financial statements for years beginning on or after October 1, 2008, CICA Handbook Section 3064, Goodwill and Intangible Assets, will replace CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, and results in withdrawal of CICA Handbook Section 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA Handbook Section 1000, Financial Statement Concepts.  The adoption of this new standard did not have a material impact on the financial statements for the periods presented.

Future Accounting Changes

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

Future Accounting Changes – (cont’d)

In January 2009, the CICA issued Section 1582, “Business Combinations”, Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces existing guidance.  Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier adoption permitted.  If the Company chooses to adopt any one of these Sections, the other sections must also be adopted at the same time.  The Company is currently evaluating the impact of the adoption of these new sections on its financial statements.

4.

Financial Instruments and Risk Management

As at March 31, 2009, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2009, cash totalling $254,863 (2008 - $669,786) was held in US dollars, $11,716 (2008 - $12,667) in Nicaragua Cordoba, $3,339 (2008 - $9,366) in Guatemala Quetzal, $8,277 (2008 - $9,316) in Mexican Pesos and $2,721 (2008 - $3,537) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three month period ended March 31, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Canadian provincial government bonds, corporate bonds, pool fund bonds and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources will be sufficient to carry out its exploration programs and operating costs for the next twelve months.  However, in response to current economic climate, the Company continues to take steps to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that conditions improve.

6.

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  Included in marketable securities are 7,406 common shares of a company with directors in common.  The portfolio of marketable securities consists of short term notes with a yield of 0.95%, Canadian provincial government bonds with a yield of 3.55%, corporate bonds with a yield range of 2.83% - 7.86%, pool fund bonds with a yield of 4.76%, and preferred equities with a yield range of 4.72% - 7.27%.  An unrealized gain of $12,112 was recorded in other comprehensive income.

7.

Property and Equipment

	Three months ended March 31, 2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,671	$ 2,059
Trucks	367,672	236,637	131,035
Computer equipment	166,240	99,786	66,454
Furniture and equipment	30,704	10,033	20,671
Geophysical equipment	36,178	20,539	15,639
Website	8,433	4,976	3,457
	$ 626,957	$ 387,642	$ 239,315

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

Property and Equipment – (cont’d)

	Year ended December 31, 2008
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,563	$ 2,167
Trucks	367,672	226,637	141,035
Computer equipment	166,240	97,797	68,443
Furniture and equipment	23,067	9,353	13,714
Geophysical equipment	36,178	19,716	16,462
Website	8,433	4,695	3,738
	$ 619,320	$ 373,761	$ 245,559

8.

Mineral Properties

Details of the Company’s mineral property interests as of December 31, 2008 are disclosed in full in the consolidated financial statements for the year ended December 31, 2008.  Significant mineral property transactions that have occurred in the three month period ended March 31, 2009 are as follows:

Nueva California

In March 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  In the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000.  If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

The Company subsequently agreed to assign the Option to Focus Ventures Ltd. (“Focus”) with due diligence to be performed by Focus prior to proceeding with the assignment.  Subsequent to March 31, 2009, Focus completed its due diligence work on the Property and agreed to proceed.   Focus will assume all of the Company’s obligations under the Option, will issue to the Company 1,000,000 common shares in the capital of Focus, pay to the Company $50,000 cash, and grant to the Company a 1.5% net smelter return royalty on the Property.  The Company and Focus have common directors and officers, and the agreement between the two companies is subject to TSX Venture Exchange approval.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the three months ended March 31,
	2009	2008
Expenses:
Management fees	$ 15,000	$ 15,000
Consulting	1,250	3,250
Salaries and benefits	6,600	27,897
Mineral property costs:
Geological consulting fees	6,250	59,600
Salaries and benefits	22,840	19,582
	$ 51,940	$ 125,329

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $5,331 (December 31, 2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $103,393 (December 31, 2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $7,465 (December 31, 2008: $10,082) payable to officers of the Company and $3,969 (December 31, 2008: $nil) payable to a company with common directors and officers.

10.

Share Capital

Authorized:  Unlimited common shares without par value

As at March 31, 2009, there were 53,548,488 common shares outstanding with a recorded value of $42,587,194.  There was no share capital activity for the three months ended March 31, 2009 or for the year ended December 31, 2008.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to Investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Three months ended March 31, 2009		Year ended December 31, 2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	5,025,000	$0.58	5,150,000	$0.63

Forfeited / Expired	-	-	(870,000)	0.65
Granted	-	-	745,000	0.26
Outstanding, end of period	5,025,000	$0.58	5,025,000	$0.58
Exercisable, end of period	5,010,000		5,010,000

At March 31, 2009, there were 5,025,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
50,000	$0.48	August 29, 2009	0.41
2,305,000	$0.70	February 21, 2011	1.90
875,000	$0.52	April 16, 2012	3.05
50,000	$0.62	May 31, 2012	3.17
1,050,000	$0.56	September 5, 2012	3.44
695,000	$0.26	May 5, 2013	4.10
5,025,000			2.72

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

Stock Options – (cont’d)

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. There was no non-cash compensation charge for the three month period ending March 31, 2009 (2008: $nil).

The weighted fair value of share purchase options is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating the fair value are expected dividend yield of 0%; expected volatility; risk-free interest rate; and expected term.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The following table reconciles the Company’s contributed surplus:

	Three months ended March 31, 2009	Year ended December 31, 2008
Balance, beginning of period	$ 4,329,806	$ 4,164,587
Options vested	-	165,219
Options exercised	-	-
Balance, end of period	$ 4,329,806	$ 4,329,806

11.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Ecuador, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	March 31,	December 31,
	2009	2008
Total Assets
Canada	$ 2,012,116	$ 2,358,268
Caymans	50,341	48,919
Guatemala	9,426,345	9,381,966
Nicaragua	4,239,659	4,177,495
Mexico	279,699	273,329
Peru	641,126	535,539
Other	1,891	1,838
	$ 16,651,177	$ 16,777,354

Property & Equipment
Canada	$ 72,179	$ 69,679
Guatemala	1,814	1,941
Nicaragua	153,557	164,165
Mexico	3,163	3,620
Peru	8,602	6,154
	$ 239,315	$ 245,559

Resource Properties Acquisition
Guatemala	$ 4,142,864	$ 4,142,864
Peru	272,625	210,566
Nicaragua	82,482	82,482
	$ 4,497,971	$ 4,435,912

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information – (cont’d)

	March 31,	December 31,
	2009	2008
Deferred Exploration Costs
Guatemala	$ 5,158,987	$ 5,133,547
Peru	305,848	286,099
Mexico	219,924	203,977
Nicaragua	3,917,130	3,814,468
	$ 9,601,889	$ 9,438,091

13.

Accumulated Other Comprehensive Income

Balance at December 31, 2008	$ (43,731)
Unrealized gain on available for sale marketable securities	12,112
Balance at March 31, 2009	$ (31,619)

14.

Comparative Figures

Certain comparative figures for the three month period ending March 31, 2008 have been reclassified to conform to the presentation adopted for the current year.

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2009

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2009.  The following information, prepared as of May 28, 2009, should be read in conjunction with the March 31, 2009 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The March 31, 2009 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

Radius is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Latin America.  It currently has a portfolio of projects in Guatemala, Nicaragua, Peru, Mexico and Ecuador.  In June, 2008 the Company signed an agreement with Kappes, Cassiday & Associates (“KCA”) to develop its 100% owned high-grade Tambor gold deposit located in central Guatemala.  Tambor is an advanced high-grade gold deposit with a NI 43-101 compliant resource and favourable results from preliminary metallurgical testwork.

The current global economic crisis has prompted the Company to implement cut-backs in all grass-roots exploration programs and refocus the Company on the generation of targets that can attract joint venture partners upon acquisition.   Management is now reviewing prospective, advanced-staged gold projects and strategic opportunities brought about by the current market, and looks forward to developing the Tambor gold deposit with partner KCA, from which the Company expects to receive cash flow from the operations.

The status of the Company’s properties is described below:

Guatemala

Tambor

The Tambor Project host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

Underground work was conducted in 2007 to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  The exploration adit intersected the target vein as planned 202.1m into the hill.  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40m (includes 0.2m of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28m)

• 77.7 g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

In order to understand the continuity of the mineralized structure and plunge of the vein, four crosscuts were excavated underground: 2 parallel and to the west of the main drift (CW-1 & 2), and 2 parallel and to the east of the main drift (CE1 & 2).  All four cross cuts intercepted the zone and confirmed the continuity of the shoot and demonstrated the assumed easterly-dipping plunge to the high grade mineralized.

In early 2008, metallurgical testwork performed on a 90kg sample collected from underground workings returned very encouraging results and confirmed the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) to develop the deposit.  The agreement envisages an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  KCA is an established Reno-based firm that specializes in development, engineering and metallurgical plants for mining projects.  It is currently designing three large projects in Mexico and one in Bolivia.  It recently successfully completed the US$104 million Ocampo project in Mexico for Gammon Lake Resources.

KCA has begun the permitting process for a small gold operation at Tambor. Subject to the necessary government permits, plant construction and production is planned for late 2009 or early 2010.

Terms of the Agreement

Radius owns 100% of the Tambor project.  KCA can earn a 51% interest in Tambor by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million. At that point, Radius will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

Nicaragua

Reconnaissance work comprising stream sediment sampling and prospecting programs undertaken in the first quarter of 2007 identified several areas of interest in the Region Autonoma Atlantico Norte (“RAAN”) where notable amounts of free gold in sediment and gold in quartz float were identified.  Exploration work was conducted on these areas, but as part of the Company’s current strategy to cease its early-stage exploration activities, several of the concessions were relinquished by year end.  Radius currently has an interest in three contiguous concessions, El Trébol and Amapola (forming the El Trébol Project) and La Flor, plus the Natividad concession located in north central Nicaragua.  No exploration work was performed on these properties in the first quarter of 2009.

El Trébol

El Trébol is an early-stage epithermal gold property where the mineralization is associated with a trend of anastamosing low-lying ridges that can be traced over 6 kilometers in strike length, which form part of a larger prospective terrain of topographic anomalies.  Mineralization is also associated with a range of silicification textures including chalcedonic banded/colloform quartz veining, breccias and stockworks, typical of low sulphidation epithermal systems.  Rock exposures at Trébol are severely restricted due to dense vegetation and soil cover.  Trench sampling results from an initial 4 trenches were reported in May 2007 and included assays of 18.0m @ 1.34 g/t Au (TRSD-03), and 10.5m @ 9.1 g/t Au (TRSD-04) which included 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed associated with manganese and iron oxides.

In 2008, further trenching and soil geochemical surveys were completed.  Reconnaissance sampling of sub-crop and float associated with adjacent ridges up to several kilometres away from the main zone at Trébol have assayed from trace to 12.8 g/t Au.  As well, a diamond drill program was completed, consisting of 963 metres in nine holes collared in the southwest part of the property.  Gold mineralization is associated with shallow, tabular silicified zones, with several holes drilling mineralized intercepts exceeding 50m in true thickness (TRDH-08-05 - 53.4m @ 1.35 g/t Au, TRDH-08-08 - 50.5m @ 0.61 g/t Au).

Further evaluation by drilling is required to test for the property’s shallow, pittable resource potential as well as potential for gold mineralization in adjacent target areas. The Company has received expressions of interest from third parties regarding El Trébol.

La Flor

The La Flor concession is located to the south and contiguous with the El Trébol Project in the RAAN.  Work conducted by Radius during 2007 and 2008 included trenching and mapping of known veins focused around the historic Linda Ventura vein, and prospecting and trenching of known mineralized areas elsewhere on the property.

La Flor contains several trends of low sulphidation, quartz-adularia veins hosted within Tertiary-aged volcanic andesites and pyroclastic rocks.  The eastern-most trend, Linda Ventura, is approximately 6m wide and comprises central banded chalcedony-adularia in a surrounding quartz-stockwork envelope.  The main vein was traced for 1.1km, and additional veins were exposed by trenching.  Although the best trench sampled averaged 6m @ 4.82 g/t Au, a detailed soil survey indicated that the strike length of the vein system is limited.  Several gold-in-soil anomalies defined in the south of the property were followed up by trenching and sampling, but the results were somewhat disappointing.  As, however, the property is contiguous with the Trébol Property, management is of the view that La Flor warrants further work.

Natividad

In 2007, Meridian Gold Inc. withdrew from the Natividad joint venture and subsequently completed rehabilitation of the camp and drill pads and returned the property and all data acquired by Meridian to the Company.  Meridian expended approximately US$5.3 million on the property, having completed a total of 12,012m of drilling in 70 holes.  Overall the results of three drill campaigns were disappointing and failed to extend the mineralized shoots intersected.  Strong veining with highly favourable textures were intersected at depth but results generally failed to exceed 2 g/t gold.  The Company consequently reduced the size of the property to cover the main area of mineralization.  Drilling by Meridian showed that the best values and wider vein zones start from surface and extend to approximately 100m depth.  The Company believes that further infill drilling at Natividad could define a shallow, open-pittable gold resource and management is actively looking to joint venture the Project.

Peru

Rubi

The Rubi Project is located approximately 400 km south-east of Lima and covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called the San Andres, Virgen de Chapi and Minas Rubi areas.

Radius conducted its initial exploration on the property in late 2007, incorporating regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken for assay.

In the Minas Rubi area, the main target area, a more robust series of quartz-calcite veins shows a deep oxidation profile to approximately 80m depth, undoubtedly controlled by regional north-south faulting.  Secondary mineralization, occuring as hydrothermal breccia bodies, was mapped south-east of Minas Chapi and San Sebastien Areas, and as isolated areas of silicification and oxidation north and east of San Andres.  A total of 222 surface rock chip channel samples were taken and 49 underground samples.  Best results in Au and Ag are concentrated in the northern part of the property along the Chorla Rica vein and associated structures. Gold grades from trace up to 12.4 g/t Au and 663 g/t Ag were received and average around 1 to 2 metres in width.  Samples taken underground in old re-habilitated adits showed a continuation of gold and silver mineralization from surface.  In the past, the near-surface strongly oxidized parts of the Chirulin and Rio Azul veins were exploited by Banco Minero and more recently by informal miners.

In October 2008, the Company and International Minerals Corporation (“IMC”) entered into a revised agreement with the property owner whereby the Company and IMC, as joint venture partners in a newly formed Peruvian company (“JVCO”), have the option to acquire 100% of the Project by making a series of payments to the owner and incurring exploration expenditures on the property as follows:

- US$75,000 on signing of the revised agreement (paid)

- Investing US$400,000 in exploration (spent) and paying US$150,000 on the first anniversary

- Investing US$600,000 in exploration and paying US$300,000 on the 2nd anniversary

- Investing US$1,000,000 in exploration and paying US$600,000 on the 3rd anniversary

- Investing US$1,000,000 in exploration and paying US$1,875,000 on the 4th anniversary

Upon exercise of the option, the property owner will retain a 2% net smelter return royalty, with JVCO having a right of first offer to purchase such royalty.

IMC can retain its 60% interest in JVCO by paying the initial signing fee (paid) and by funding the first year’s exploration expenditures on the Rubi Project, for a total of US$475,000 (spent). The exploration and cash payments over the remainder of the term are now to be funded by JVCO (60% IMC, 40% Radius) with each party subject to standard dilution requirements for non-contribution of expenditures.

Geological mapping and surface sampling has been completed by IMC, and a preliminary drill program commenced in April 2009 and is still underway at the time of writing.

#

Nueva California

In March 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  In the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000.  If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

The Company subsequently agreed to assign the Option to Focus Ventures Ltd. (“Focus”).  Focus conducted due diligence work on the Property, including sampling which returned a high grade intercept of 22 g/t Au + 119 g/t Ag over 5m within highly brecciated and silicified shales from a newly accessible mine heading in Level 3390 (see Focus news release May 21,2009).

Based on the results of its due diligence work, Focus advised the Company in May 2009 that it will proceed with the assignment of the Option.  Focus will assume all of Radius’s obligations under the Option, will issue to Radius 1,000,000 common shares in the capital of Focus at a deemed price of $0.20 per share, pay to Radius $50,000 cash, and grant to Radius a 1.5% net smelter return royalty on the Property.  Radius and Focus have common directors and officers, and the assignment of the Option is subject to TSX Venture Exchange approval.

Mexico

Tlacolula

The Tlacolula Project consists of one concession covering 12,642 hectares.  Initial work on the property in 2007 included stream sediments sampling and prospecting, from which several stream sediment anomalies resulted with values ranging up to 819 ppb Ag and up to 53 ppb Au.  Follow-up work of one of these anomalies, 43km E-SE of the city of Oaxaca and northeast of the Taviche district, identified a >1km long north-northwest trending zone, called San Pablo Güila, of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite are observed in the veins and in the breccias.  Twelve trenches were dug and sampled along a 670m strike length, confirming the presence of high grade silver mineralization, with results including a high of 1.3kg Ag / 0.3m in a small adit, and 199g/t Ag / 12.4m (incl. 366g/t Ag / 4.8m).  It is interpreted that the upper levels of an epithermal vein system are exposed, with significant down dip potential.

The San Pablo Güila mineralization is high priority for drilling.  Several other areas require follow-up, including at Teotitlan del Valle, an area of gold-bearing quartz veins ranging from 0.35 to 1.3m wide, with local vein zones up to 5.15m wide, which were identified by follow-up of regional drainage geochemical anomalies.  The best gold values exceed +10 g/t Au ppm Au with 29 ppm Ag/0.8m, while the best Ag value is 53.1ppm Ag with 0.33 ppm Au/5.15m.  There are several veins, up to 800m in strike length, which due to poor exposure, are evident mainly in the numerous small pits and collapsed adits.  This suggests the possibility of additional veins in the area.

No exploration work was performed on the Tlacolula Property in the first quarter of 2009.  As the district is mainly silver, a joint venture partner is being sought to advance this property.

Ecuador

The Company has an option to acquire a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay Province, southern Peru.  Due to uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management adopted a low key approach towards progressing Cerro Colorado.  Throughout 2007 and 2008, work at Cerro Colorado focused on community relations to try securing permission from the local community to drill the Project, however little progress was made.  In April 2008, Ecuador’s Constituent Assembly adopted a Mining Mandate that invoked an immediate 180-day suspension of activities on virtually all mining concessions in Ecuador.  The mandate also declared that any concessions that have not received investment in exploration or which have not submitted a Environment Impact Assessment or conducted the prior consultation process, including those pending an administrative resolution, will be deemed cancelled.  As a result of this political uncertainty, along with the current global economic conditions, the Company does not expect to proceed with the Cerro Colorado Project before the option expires in November 2009.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2009:

	First Quarter Ended March 31, 2009 ($)	Fourth Quarter Ended Dec. 31, 2008 ($)	Third Quarter Ended Sept. 30, 2008 ($)	Second Quarter Ended June 30, 2008 ($)	First Quarter Ended March 31, 2008 ($)	Fourth Quarter Ended Dec. 31, 2007 ($)	Third Quarter Ended Sept. 30, 2007 ($)	Second Quarter Ended June 30, 2007 ($)
Total investment and other income	25,427	92,736	21,754	27,501	37,798	182,371	186,513	14,278
Net loss before income taxes	135,200	5,841,149	247,016	365,414	261,640	1,116,497	140,389	905,078
Basic and Diluted Net loss per share	0.00	0.12	0.00	0.01	0.00	0.02	0.00	0.02

Results of Operations

During the three months ended March 31, 2009, the Company had a net loss of $135,200 compared to $261,640 in the three months ended March 31, 2008, a decrease of $126,440.  Part of this decrease is due to a foreign exchange gain of $10,741 in the current quarter compared to a foreign exchange loss of $34,139 in the comparative quarter.  However, other income items such as investment income were less in the current quarter.  This is a result of the Company liquidating portions of its marketable securities to fund operations since the comparative period.

Corporate expenses in the quarter ended March 31, 2009 were $171,368 compared to $268,049 in the quarter ended March 31, 2008, a decrease of $96,681.  This decrease is due to the Company’s efforts to reduce costs towards the end of the previous fiscal year.  While almost all costs have decreased, the most notable reductions were in travel and accommodation, salaries and wages, public relations, legal and accounting, and rent and utilities.  Consulting fees and amortization were the only items to increase significantly and the consulting fees were higher only because of a timing issue regarding services provided to some of the Company’s subsidiaries.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $2.26 million at December 31, 2008 to $1.91 million at March 31, 2009.  Working capital at March 31, 2009 was $2.03 million compared to $2.37 million at December 31, 2008.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments for a minimum of 12 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  The Company took steps in the latter half of 2008 to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that market conditions improve.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three month period ended March 31, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Canadian provincial government bonds, corporate bonds, pool fund bonds and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at March 31, 2009, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2009, cash totalling $254,863 (2008 - $669,786) was held in US dollars, $11,716 (2008 - $12,667) in Nicaragua Cordoba, $3,339 (2008 - $9,366) in Guatemala Quetzal, $8,277 (2008 - $9,316) in Mexican Pesos and $2,721 (2008 - $3,537) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Mineral Properties Expenditures

During the three months ended March 31, 2009, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $119,331 on exploration, including $48,674 for licences, rights and taxes, $33,495 for geological consulting, $6,681 for salaries, and $6,823 for camp, food and supplies.

Mexico - $15,947 on exploration, including $5,572 for licences, rights and taxes, $3,030 for salaries, and $2,876 for geological consulting,

Guatemala - $25,440 on exploration, including $14,663 for salaries and $2,521 for travel.

Peru - $62,059 on acquisition costs and $19,749 on exploration, consisting of $16,719 for geological consulting and $3,030 for salaries.

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Related Party Transactions

During the three months ended March 31, 2009, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the three months ended March 31,
	2009	2008
Expenses:
Management fees	$ 15,000	$ 15,000
Consulting	1,250	3,250
Salaries and benefits	6,600	27,897
Mineral property costs:
Geological consulting fees	6,250	59,600
Salaries and benefits	22,840	19,582
	$ 51,940	$ 125,329

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $5,331 (December 31, 2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $103,393 (December 31, 2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $7,465 (December 31, 2008: $10,082) payable to officers of the Company and $3,969 (December 31, 2008: $nil) payable to a company with common directors and officers.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at May 28, 2009 is 53,548,488 common shares, and the following incentive stock options are currently outstanding:

No. of Options	Exercise Price	Expiry Date
50,000	$0.48	August 29, 2009
2,305,000	$0.70	February 21, 2011
875,000	$0.52	April 16, 2012
50,000	$0.62	May 31, 2012
1,050,000	$0.56	September 5, 2012
695,000	$0.26	May 5, 2013
5,025,000

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Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the consolidated financial statements for the year ended December 31, 2008, except as described in “Changes in Accounting Policies” below. They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes In Accounting Policies

Goodwill and Intangible Assets

Effective for interim and annual financial statements for years beginning on or after October 1, 2008, CICA Handbook Section 3064, Goodwill and Intangible Assets, will replace CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, and results in withdrawal of CICA Handbook Section 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA Handbook Section 1000, Financial Statement Concepts.  The adoption of this new standard did not have a material impact on the financial statements for the three months ended March 31, 2009.

Future Accounting Changes

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces existing guidance.  Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier adoption permitted.  If the Company chooses to adopt any one of these Sections, the other sections must also be adopted at the same time.  The Company is currently evaluating the impact of the adoption of these new sections on its financial statements.

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Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.